# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netcapital Inc., CIK 0001414767
CUSIP: 64113L202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 07/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 385,010; sole dispositive power 0; shared dispositive power 385,010; aggregate amount beneficially owned 385,010 (9.9% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such percentage is based on 3,754,666 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding after giving effect to the issuer's offering of Common Stock (the ''Offering''), as disclosed in the prospectus supplement of the issuer, dated July 2, 2025, to the registration statement on Form S-3 (File No. 333-267921), declared effective by the U.S. Securities and Exchange Commission on October 26, 2022 (the ''Prospectus Supplement''). Beneficial ownership consists of 285,715 shares of Common Stock held directly by the reporting person and does not give full effect to the shares of Common Stock issuable upon exercise of certain common stock purchase warrants (the ''Warrants'') held directly by the reporting person, which exercises are subject to a 9.99% beneficial ownership limitation provision (''Blocker'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 385,010; sole dispositive power 0; shared dispositive power 385,010; aggregate amount beneficially owned 385,010 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such percentage is based on 3,754,666 shares of Common Stock outstanding after giving effect to the Offering, as disclosed in the Prospectus Supplement. Beneficial ownership consists of 285,715 shares of Common Stock held indirectly by the reporting person and does not give full effect to the shares of Common Stock issuable upon exercise of the Warrants held indirectly by the reporting person, which exercises are subject to a Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 385,010; sole dispositive power 0; shared dispositive power 385,010; aggregate amount beneficially owned 385,010 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such percentage is based on 3,754,666 shares of Common Stock outstanding after giving effect to the Offering, as disclosed in the Prospectus Supplement. Beneficial ownership consists of 285,715 shares of Common Stock held indirectly by the reporting person and does not give full effect to the shares of Common Stock issuable upon exercise of the Warrants held indirectly by the reporting person, which exercises are subject to a Blocker.

## Item 1. Issuer
Name of issuer: Netcapital Inc.
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts 02111

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 3,754,666 shares of Common Stock outstanding after giving effect to the Offering, as disclosed in the Prospectus Supplement. The Reporting Persons hold (i) 285,715 shares of Common Stock and (ii) Warrants exercisable for up to 285,715 shares of Common Stock, which exercises are subject to a Blocker. Due to the Blocker, 3i may exercise the Warrants into up to 99,295 shares of Common Stock as a result of the triggering of the Blocker, which prohibits 3i from exercising the Warrants for Common Stock if, as a result of such exercise, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise.

Consequently, 3i holds 385,010 shares of Common Stock (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 9.9 %
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 385,010.00

(B) 3i Management: 385,010.00

(C) Mr. Tarlow: 385,010.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 385,010.00

(B) 3i Management: 385,010.00

(C) Mr. Tarlow: 385,010.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (07/09/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (07/09/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (07/09/2025)
Comment: Exhibit 1